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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           Notification of Late Filing
                                       of
                 Form 10-K for Fiscal Year Ended March 31, 2002

                          COMMISSION FILE NO. 01-09585

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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Part I.           Registrant Information.
                  ----------------------

                                  ABIOMED, INC.
                            (Full Name of Registrant)

                              22 CHERRY HILL DRIVE
                     (Address of Principal Executive Office)

                                DANVERS, MA 01923
                           (City, State and Zip Code)

Part II.          Rules 12b-25(b) and (c).
                  -----------------------

                  We seek relief under Rule 12b-25(b) and state as follows:

         (a) The reasons for the late filing of our Annual Report on Form 10-K, that are described in Part III of this form, could not have been eliminated without unreasonable effort or expense; and

         (b) We are making every effort to be in a position to file our Annual Report on Form 10-K on or before the 15th calendar day following the prescribed due date.

Part III.         Narrative.
                  ---------

                  Approximately three weeks ago, on June 6, 2002, we replaced Arthur Andersen LLP and engaged PricewaterhouseCoopers LLP as our independent accountants. The replacement of Arthur Andersen LLP was deemed necessary as a result of circumstances which we believed threatened their continued viability as an ongoing auditing firm in Massachusetts. At the time of dismissal, there was no disagreement between Arthur Andersen LLP and the Company regarding the Company's reported financial results.


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                  As a result of our change in auditors, and as a result of the matters described below, we are not able to finalize our Annual Report on Form 10-K, including the financial statements and related management discussion and analysis for our fiscal year ended March 31, 2002, by the prescribed due date. We are making every effort to be in a position to file our Annual Report on Form 10-K for the period ended March 31, 2002 within the period specified in Rule 12b-25(b)(2)(ii).

                  In connection with our change in auditors and in light of recent clarifications of accounting interpretations involving sales-type leases and service agreements of which we have been made aware, we have been reviewing our interpretations of Statement of Financial Accounting Standards No. 13 "Accounting for Leases" (SFAS No. 13) and Staff Accounting Bulletin No. 101, "Revenue Recognition" (SAB 101). Based upon this review, we have reached a preliminary conclusion that we need to modify certain aspects of our revenue recognition policies. Such modifications would result in restatements to revenues and related expenses for our most recent fiscal year and certain prior periods relating to certain one to three year sales contracts between the Company and certain of its customers. Those contracts provided for the Company to receive a fixed amount of money over a set period of time, although the exact quantity of deliverables to be supplied would depend upon the actual usage of the product by the customer. Such restatements would not change the aggregate amount of revenue or related expense under such contracts but would change the periods in which such revenues are recognized and related expenses are incurred.

                  We are working diligently to quantify and resolve this issue as quickly as possible. We do not currently anticipate revenue adjustments for any one year related to our new interpretations to exceed $2 million. We also anticipate that such adjustments would increase revenues for our fiscal year ended March 31, 2002 and increase deferred revenues to be recognized in our current fiscal year. Such adjustments would be offset by reduced revenues in prior periods. Any adjustment in the timing of revenue recognized would be partially offset by adjustments in the timing of corresponding cost of products sold and operating expenses.

Part IV. Other Information.
         -----------------

         (1) Name and telephone number of person to contact in regard to this notification:

                  John F. Thero        (978)             777-5410
                  (Name)            (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

                  (X) Yes                  ( ) No

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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

                  (X) Yes                  ( ) No



                                      * * *

         ABIOMED, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated: July 1, 2002                By:  /s/ John F. Thero
                                      ---------------------------------
                                      John F. Thero
                                      Chief Financial Officer



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